UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the three month period ended March 31, 2007 and for the
six month period ended June 30, 2007.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Rodolfo Gaona No. 86, 4th floor
Col. Lomas de Sotelo
Mexico, D.F., 11200, México
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
INDEX TO FINANCIAL INFORMATION

Page
Basis of presentation of quarterly information	2
Unaudited Consolidated Balance Sheets as of June 30, March 31, 2007 and December 31, 2006	3
Unaudited Consolidated Statements of Operations for the three months period ended June 30, March 31 and for the six months periods from January 1 to June 30, 2007 and 2006	4
Unaudited Consolidated Statements of Cash Flows for the six months period ended June 30, 2007 and 2006 and for the three months periods ended March 31, 2007 and 2006	5
Condensed Notes to Unaudited Consolidated Financial Statements	6
Management’s Discussion and Analysis of Financial Condition and Results of Operations:	17
First Quarter results of operations from January to March 2007 and 2006	17
First Semester results of operations from January to June 2007 and 2006	18
Other Matters	20

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Basis of Presentation of Quarterly Periods Information
The principal purpose in the preparation of the consolidated financial information of Satélites Mexicanos, S. A de C. V. and its subsidiaries (Satmex) reported in the 6K document, as at the first semester and first quarter ended on June 30 and March 31, 2007 and 2006, respectively. It is to comply with the different covenants established in the First and Second Priority Indentures. This same information shall be furnished to the First and Second Priority Holders.
According with the section 4.10 named Financial Statements within the Indentures, Satmex shall furnish after the end of each first three quarterly periods of each fiscal year the unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarters, setting forth in each case in comparative form the figures for the previous year only in the case of balance sheet.
According with the section 4.11 named Certificates and Other Information, within the Indentures, Satmex shall furnish quarterly (unaudited) financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations by quarter compared to the last year quarters.
The information included in the form 6K has been prepared in accordance with USGAAP. For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For USGAAP purposes Satmex keeps its accounting records in its functional currency, the US dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet rate.
Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this form 6K and we undertake no obligation to update or revise any of them.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Balance Sheets
(Thousands of U. S. dollars)

	June 30,	March 31,	December 31,
	2007		2006
	(unaudited)		(audited)
Assets
Current assets:
Cash and cash equivalents	$26,907	$26,289	$24,528
Accounts receivable — net	8,528	5,981	6,892
Due from related parties — net	944	655	630
Guarantee deposits	45	680	705
Inventories	572	919	805
Prepaid insurance	6,201	2,439	4,269
Deferred income taxes	167	300	192

Total current assets	43,364	37,263	38,021

Satellites and equipment — net	307,076	317,263	325,452
Concessions — net	43,125	43,477	43,831
Intangibles — net	60,039	63,631	67,238
Guarantee deposits and other assets	926	927	911
Deferred income taxes	29	303	109
Goodwill	32,502	32,502	32,502

Total	$487,061	$495,366	$508,064

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued interest	$1,429	$1,398	$4,109
Accounts payable and accrued expenses	13,933	12,783	11,248
Due to related parties	1,221	1,234	1,439
Deferred revenue	2,344	2,344	2,344
Income tax payable	—	—	29

Total current liabilities	18,927	17,759	19,169

Debt obligations	385,494	381,780	378,237
Deferred revenue	68,870	69,456	70,043
Labor obligations	120	118	329
Accrued expenses	470	587	557

Total liabilities	473,881	469,700	468,335

Contingencies and commitments	—	—	—

Minority interest in consolidated subsidiaries	2,107	1,767	1,719

Shareholders’ equity:
Common stock	46,764	46,764	46,764
Accumulated deficit	(8,754)	(8,754)	(8,754)
Net loss of the period	(26,937)	(14,111)	—

Total shareholders’ equity	11,073	23,899	38,010

Total	$487,061	$495,366	$508,064

See condensed notes to unaudited consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Statements of Operations
(Thousands of U. S. dollars)
(Unaudited)

	Three months period ended		Three months period ended		Six months period ended
	June 30,		March 31,		June 30,
	2007	2006	2007	2006	2007	2006
Revenues:
Satellite services — net	$19,650	$15,320	$18,901	$15,698	$38,551	$31,018
Alterna TV	1,724	1,629	1,698	1,614	3,422	3,243
Broadband satellite services	5,126	—	2,016	—	7,142	—

	26,500	16,949	22,615	17,312	49,115	34,261

Cost and expenses:
Satellite services — net	4,981	2,749	5,143	1,878	10,124	4,627
Alterna TV	518	694	594	667	1,112	1,361
Broadband satellite services	1,817	—	351	—	2,168	—
Selling and administrative expenses	4,822	4,148	5,774	4,333	10,596	8,481
Depreciation and amortization	14,085	11,921	12,695	11,938	26,780	23,859

	26,223	19,512	24,557	18,816	50,780	38,328

Operating income (loss)	277	(2,563)	(1,942)	(1,504)	(1,665)	(4,067)
Reorganization expenses	—	(5,541)	—	(1,826)	—	(7,367)
Interest expense	(12,880)	(5,093)	(12,680)	(5,081)	(25,560)	(10,174)
Interest income	410	788	407	722	817	1,510
Net foreign exchange gain (loss)	114	16,836	(150)	4,415	(36)	21,251

(Loss) income before income taxes, minority interest and preferred stock dividends	(12,079)	4,427	(14,365)	(3,274)	(26,444)	1,153
Income taxes	407	(1,610)	(302)	(3,670)	105	(5,280)
Minority interest	(340)	—	(48)	—	(388)	—

Consolidated net (loss) income	(12,826)	6,037	(14,111)	396	(26,937)	6,433
Preferred stock dividends	—	377	—	377	—	754

Consolidated net (loss) income applicable to common shareholders	$(12,826)	$5,660	$(14,111)	$19	$(26,937)	$5,679

See condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Statements of Cash Flows
(Thousands of U. S. dollars)
(Unaudited)

	Six months period ended		Three months period ended
	June 30,		March 31,
	2007	2006	2007	2006
Cash flows from operating activities:
Consolidated net (loss) income	$(26,937)	$6,433	$(14,111)	$396
Adjustments to reconcile net (loss) income to operating cash flows:
Minority interest	388	—	48	—
Depreciation and amortization	26,780	23,859	12,695	11,938
Income taxes	105	(5,280)	(302)	(3,670)
Deferred revenue	(1,173)	(1,100)	(587)	(550)
Exchange rate fluctuation and change of value of notes payable to reflect amount in UDI’s in accordance with concurso mercantil	—	(21,139)	—	(4,337)
Interest capitalization	7,257	—	3,543	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	(1,636)	(1,005)	911	(865)
Due from/to related parties — net	(532)	6,633	(230)	206
Inventories	233	—	(114)	—
Prepaid insurance	(1,932)	(3,183)	1,830	862
Guarantee deposits and others assets	645	2,965	9	2,962
Increase (decrease) in:
Accounts payable and accrued expenses	2,343	(1,402)	1,316	(738)
Accrued interest	(2,680)	9,473	(2,711)	4,592

Net cash flows provided by operating activities	2,861	16,254	2,297	10,796
Investing activities
Acquisition of equipment-net	(482)	(451)	(536)	23
Acquisition of satellites	—	(45,049)	—	(2,741)
Restricted cash	—	2,000	—	2,000

Net cash flows used in investing activities	(482)	(43,500)	(536)	(718)
Cash and cash equivalents:
Net increase (decrease)	2,379	(27,246)	1,761	10,078
Cash and cash equivalents – beginning of period	24,528	54,874	24,528	54,874

Cash and cash equivalents – end of period	$26,907	$27,628	$26,289	$64,952

Supplemental disclosure:
Interest paid	$19,705	—	$11,213	—

See condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
1. Organization and Comparative Financial Statements
     a. The consolidated financial statements include the figures of Satélites Mexicanos, S. A. de C. V. and its subsidiaries (“Satmex” or the “Company”). The activities of the entities in the consolidated group are as described below.
     Satmex is a provider of fixed satellite services in Mexico, United States of America, Latin America and the Caribbean countries, excluding the eastern regions of Brazil, providing satellite reception and transponder capacity to customers for distribution of network information and cable television programming, direct-to-home television service and other video feeds. It also provides satellite transmission capacity for public telephone networks, transmission of data, voice and video applications for private company networks, and markets the use of satellite transmission capacity for new applications, such as Internet access via satellite, telecommunication transmission and broadcasting. Related to direct-to-home television service, Satmex has Alterna TV created to offer TV programs in Spanish for Hispanic communities living in the United States of America.
     Satmex owns and operates three satellites, Solidaridad 2, Satmex 5 and Satmex 6 in geostationary orbits at 114.9° W. L., 116.8° W. L. and 113.0° W. L., respectively. In total, Satmex has 156 36-MHz transponder equivalents operating in the C and Ku bands.
     Enlaces Integra, S. de R. L. de C. V. (“Enlaces”), a 75% owned subsidiary, was acquired on November 30, 2006. Its main activity is the installation, operation, control and exploit of public networks of telecommunications in Mexico.
     SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“New Service Companies”), 99.97% owned subsidiaries, were incorporated on June 30, 2006 to provide personnel services exclusively to Satmex.
     Due to the events mentioned in the preceding paragraphs, the financial statements of Enlaces are consolidated from December 1, 2006 and those of the New Service Companies from June 30, 2006.
     b. In conformity with accounting principles generally accepted in the United States of America (“US GAAP”), Satmex adopted fresh-start accounting as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”).
     As a result of Satmex’s emergence from chapter 11 of the federal bankruptcy law on October 26, 2006, a new economic entity was established as Satmex and subsidiaries, for financial reporting purposes; however, each of the legal entities preserves their rights and responds to their obligations individually in accordance with Mexican laws.
2. Bankruptcy Filings and Reorganization
     In February and March 1998, Satmex issued Fixed Rate Notes (the “FRNs”) and High Yield Bonds (the “HYBs”) at variable rate; for the FRNs issued $325 million with a LIBOR interest plus 4.5%, with quarterly payments till March 2004 and a final payment in June 2004. For the HYBs issued $320 million with a fixed rate of 10.125% and due date on November 1, 2004.
     Payment of the FRNs was demanded in June 2004, but they were not paid. Interest payments on the HYBs were not made beginning August 2003, and the bonds due in November 2004 were not paid.
     On March 31, 2006, Satmex and approximately 52.8% of the FRN holders and 71.6% of the HYB holders and other interested parties signed a restructuring agreement and agreed to present to the District Court Judge in Mexico and the United States of America’s Bankruptcy Court an appeal and a protection request, respectively.
Concurso Mercantil
     In an effort to restructure the outstanding indebtedness of Satmex, on June 29, 2005, Satmex filed a petition for concurso mercantil. A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico, which was enacted in May 2000 (the “LCM”).
     On August 4, 2005, Satmex filed an appeal with the United States of America’s Bankruptcy Court for the Southern District Court of New York (the “Bankruptcy Court”), in accordance with Section 304 of the Bankruptcy Code in the United States. Satmex requested protection of any new lawsuit against its assets in the United States of America (“USA”). As a result of the legal promotion, the Bankruptcy Court ordered the suspension of any seizure or execution against Satmex assets located in the USA during the Concurso Mercantil process.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
     On September 7, 2005, the Second Federal District Court in Mexico City (the “Court”) declared Satmex to be in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of Satmex’s debt obligations as of the date of the order, other than those obligations necessary for Satmex to continue its ordinary operations, and suspended attachment or foreclosure procedures against Satmex assets. Accordingly, as of that date the HYBs no longer accrued interest and were valued and recorded at the Mexican peso equivalent translated to Investment Units (“UDIs”) using the equivalence issued by the Banco de Mexico and the fluctuation of the valuation of the UDI was considered interest. The unpaid FRNs were maintained in their original currency and only accrued ordinary interest in accordance with the contract.
     Effective October 11, 2005, the Court appointed a mediator, or conciliador, in the concurso mercantil, whose primary role was to mediate and assist in negotiating an agreement among Satmex and its creditors. On December 30, 2005, the Court issued a judgment acknowledging certain claims against Satmex (sentencia de reconocimiento, graduación y prelación de créditos) (the “Recognition Judgment”).
     After the concurso mercantil declaration and as a result of the negotiations among Satmex, the main bond holders and the shareholders carried on the conciliation stage. On March 31, 2006, Satmex and approximately 52.8% of the holders of the FRNs, 71.67% of the holders of HYBs, Servicios Corporativos Satélitales, S. A. de C. V. (“Servicios”), Loral Skynet Corporation and Principia, S. A. de C. V. (“Principia”) executed a restructuring plan, whose principal terms included the following matters: i) capitalizing a significant part of the HYBs and the related accrued interest; ii) emission of new bonds for $140 million to replace the HYBs not capitalized; iii) emission of new bonds to replace the FRNs (principal and interest); iv) amending Satmex’s corporate by-laws; v) making changes in Satmex’s shareholder control; vi) making changes in Satmex’s shareholder voting and financial rights; and vii) making changes to Satmex’s management.
     The terms on the restructuring plan were adopted in the Convenio Concursal, which was submitted to the holders acknowledged by Satmex, which agreement was proposed to be signed as established by the LCM. On June 1, 2006, once it was signed by the required number of holders, the agreement was considered effective in accordance with the terms of the LCM. The Conciliador submitted the Convenio Concursal for the approval of the court.
     With the assistance of the Conciliador, Satmex entered into a comprehensive restructuring agreement with the majority of the holders of the FRNs and holders of more than two-thirds of the HYBs to restructure the indebtedness and re-align Satmex’s equity structure. The then majority shareholders also signed the restructuring agreement.
     On May 8, 2006, the Board of Directors confirmed and approved the Restructuring Plan and the Convenio Concursal. As soon as the concurso mercantil process ended, the Board of Directors accepted implementing both legal documents and submitted a voluntary reorganization form pursuant to chapter 11, title 11 of the United States of America Bankruptcy Code (“Chapter 11”).
     As established by the restructuring agreement, on May 9, 2006, the Conciliador submitted a plan to Satmex’s recognized creditors in the concurso mercantil (the “Concurso Agreement”) for its execution. The Concurso Agreement set forth the terms and framework of the agreed-upon restructuring, provided that the final implementation of the restructuring would be through the confirmation and consummation of a plan of reorganization (“POR”) to be filed in the U.S. Bankruptcy Court in a case filed by Satmex under chapter 11. The Concurso Agreement was approved on July 17, 2006 in the concurso mercantil proceeding, which became final and not subject to appeal on August 1, 2006.
     On June 23, 2006, the Secretaría de Comunicaciones y Transportes (“The Ministry of Communications and Transportation” or the “SCT”), as a regulator and the grantor of Satmex’s orbital concessions, stated a motion to the Court that allowed the Convenio Concursal to proceed on the terms agreed to by Satmex’s bondholders.
Chapter 11 Process
     In order to complete the necessary formalities to implement the restructuring and to comply with the Board of Director resolutions approved on May 8, 2006, Satmex performed the following:
     On August 11, 2006 Satmex filed a voluntary petition for reorganization under Chapter 11 in the United States Bankruptcy Court, case number 06-11868 (RDD).
     Jointly with the voluntary reorganization request, Satmex filed a petition with the Bankruptcy Court, the POR and the supplement plan documents, duly approved by the shareholders. Subsequently, on September 8, 2006, Satmex submitted to the Bankruptcy Court the first modification to the aforementioned documents and on September 13, 2006, the Bankruptcy Court issued an approval of order that the same documents contained the necessary information to require the necessary votes from the bondholders in order to approve or reject the Restructuring Plan.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
     The Restructuring Plan for chapter 11 was accepted by the majority of the bondholders and the holders of each different shares issued, in accordance with the Bankruptcy Code. The Bankruptcy Court issued an order (“Confirmation Order”) dated October 26, 2006, which became final.
     After the Confirmation Order became final and not subject to appeal on November 21, 2006, Satmex, the bondholders and the shareholders initiated several actions to implement the agreements established in the Restructuring Plan, the Convenio Concursal and Restructuring Agreement. Such agreements were implemented on November 30, 2006 (the “Effective Date”), the date on which all the significant conditions established in the Restructuring Agreement and Convenio Concursal agreements were satisfied.
Satmex Reorganization
     The main agreements for financial restructuring on the Effective Date were as follows:
     a. New Debt and Debt Capitalization
First Priority Senior Secured Notes
     In exchange for cancellation of the old debt of $203.4 million and accrued interest of $34.8, on the Effective date the FRN holders received new bonds issued by Satmex, named First Priority Senior Secured Notes (“FPSSNs”) due in November 2011, with a principal amount of $238.2 million .
Second Priority Senior Secured Notes
     In exchange for cancellation of the old debt of $413.8 million, on the Effective Date the HYB holders received (i) new bonds issued by Satmex, named Second Priority Senior Secured Notes (“SPSSNs”) due in 2013, with a principal amount of $140 million (see Note 8) and (ii) Satmex shares of common stock, exchanged through the capitalization process, in the amount of $273.8 million.
     b. Other Agreements on the Effective Date
•	Satmex entered into a new contract with Space Systems / Loral, Inc. (“SSL”) and granted to SSL a Mexican usufructo figure with respect to certain transponders of the satellites Satmex 5 and Satmex 6. Pursuant to Mexican law, the usufructo figure grants to SSL the right to use and benefits from certain transponders until the end of life of the referred satellites. SSL was not required to post a bond related to the usufructo figure.

SSL has the right to receive a percentage (different for each satellite) of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo figure, whichever is higher, determined by a panel of three experts in satellite valuation, and will not continue if Satmex or the new shareholders decide to not continue with the usufructo figure.

Pursuant to the Restructuring Agreement, Satmex is required to execute a Right of First Offer (“ROFO”) agreement granting SSL a ROFO with respect to the construction of Satmex’s next satellite to be placed into one of Satmex’s existing orbital locations or any orbital location obtained in exchange for any of Satmex’s existing orbital locations (“the Next Satellite”).

Pursuant to the ROFO agreement, Satmex will be required, in the event it determines to procure the Next Satellite, to provide SSL a request for proposal (“RFP”) outlining the technical requirements and specifications for the Next Satellite. SSL will have a period of 45 days from receipt of the RFP to respond with a written proposal for Satmex’s evaluation, and if it is rejected, Satmex will request proposals from other satellite constructors, under the same technical requirements and technical specifications, which may be accepted, provided that those include more favorable conditions and terms than those offered by SSL.

In connection with the Restructuring Agreement, Satmex granted Loral Skynet Corporation (“Loral Skynet”), a division of Loral, a Mexican usufructo with respect to four transponders. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of the Satmex 6 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 6 satellite, including the exercise of rights and remedies of the holders of the FPSSN and SPSSN.

•	In exchange for a loan receivable from Enlaces for $8.4 million, Satmex received 75% of the representative shares of its common stock.

•	The personnel that provided administrative services to Satmex through Satmex Corporativo, S. de R. L. de C. V., Satmex Administración, S. de R. L. de C. V., and Satmex Servicios Técnicos, S. de R. L. de C. V. (the “Service Companies”), related parties of Satmex, were transferred to the New Service Companies. Transferred personnel maintained their wages and benefits according to the Federal Labor Law.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
3. Basis of Presentation
     a. Fresh-Start Accounting Adoption —SOP 90-7 requires Satmex to distinguish prepetition liabilities subject to compromise from postpetition liabilities in Satmex’s consolidated balance sheets. The caption “prepetition liabilities subject to compromise” reflects the carrying value of prepetition claims that were restructured in Satmex’s chapter 11 proceedings. In addition, the consolidated statements of operations portray the results of operations during the chapter 11 proceedings. As a result, any revenue, expenses, realized gains and losses, and provision for losses resulting directly from the reorganization and restructuring of the organization are reported separately as reorganization items.
     Satmex emerged from bankruptcy on November 26, 2006 and pursuant to SOP 90-7 adopted fresh-start accounting. Satmex engaged a recognized independent appraisal firm to assist us in determining the fair value of our assets and liabilities. Upon emergence, Satmex’s reorganization enterprise value as determined by the Bankruptcy Court was approximately $425 million which, after reduction of the debt obligations, results in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to assets and liabilities. Assets and liabilities were stated at fair value in accordance with SFAS No. 141, Business Combinations (“SFAS 141”). In addition, Satmex’s accumulated deficit was eliminated, and the new debt and equity were recorded in accordance with distributions pursuant to the POR.
     b. Use of Estimates — The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the reporting period.
     Such estimates include the allowance for doubtful accounts, the valuation of long-lived assets, the valuation allowance on deferred income tax assets, and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.
     c. Concentrations of Credit Risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the Mexican government sector and private domestic and foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.
     The satellite services main broadcasting customers are Grupo Televisa and Productora y Comercializadora de Television; for satellite services — telecommunications are Telmex and PEMEX and the main customer of satellite services — for data transmission and internet is Hughes Network Systems.
     The satellite service revenues, Alterna TV and public and private signal conduction nets at June 30, 2007, were mainly obtained from:

%
Domestic customers	36
Hughes Networks Systems	27
Mexican government sector	5
Loral	2
Foreign customers	30
     d. Satellites and Equipment — As of November 30, 2006, Satmex adopted fresh-start accounting and its satellites and equipment were recorded at fair values. Satmex used the work of an independent appraisal firm to assist Satmex in determining the fair value of the satellites and equipment using the planned future use of each asset or group of assets, quoted market prices for assets where a market exists for such assets. In our determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.
     Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipments, estimated by engineering analysis performed at the in-orbit service dates as follows:

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)

Years Average
Satellites
Solidaridad 2	14.5
Satmex 5	15
Satmex 6	15
Equipment
Satellite equipment	3
Furniture and mixtures	10
Leasehold improvements	11
Teleport, equipment and antennas	10
     Depreciation of satellites commences on the date on which the satellite is placed in orbit. Solidaridad 2, Satmex 5 and Satmex 6 commenced their operation in November 1994, January 1999 and July 2006, respectively.
     The Company secures its satellites to cover any possible loss, except for that mentioned in Note 16. The amounts of contracted coverage are satellite standards based on industry. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.
     e. Concessions — The concessions are booked at their fair value and are being amortized over 40 years using the straight-line method. The concession related to operate a telecommunications public network is amortized over 23 years, which is the remaining useful life at the effective date, originally granted for 30 years.
     f. Other Intangible Assets — Intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start accounting. Satmex used the work of an independent appraiser to determine the fair value of intangible assets. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity.
     g. Deferred Income Tax — Satmex recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax basis, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, more likely than not will not be realized.
     h. Revenue Recognition — Satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements.
     Revenues from end-of-life leases for transponders are collected in advance. Satmex does not provide to these customers insurance of any kind on the related transponders. Total revenue and related cost are recognized as sales-type leases.
     On a monthly basis, Satmex estimates the number of subscribers to Alterna TV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the dealer.
     The public and private net signal and value added services are recognized when are rendered. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the delivery and installation of equipment.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
4. Satellites and Equipment

	June 30, 2007	December 31, 2006
Satellites in-orbit	$311,549	$314,136
Equipment for satellites	9,646	9,688
Furniture and fixtures	3,916	3,962
Leasehold improvements	6	—

	325,117	327,786
Accumulated depreciation and amortization	(18,789)	(2,937)

	306,328	324,849
Other construction in-process	736	573
Advances to antenna suppliers	12	30

	$307,076	$325,452

     For the period from January 1 to June 30, 2007, depreciation expense was $18.9 million.
5. Concessions

	June 30, 2007	December 31, 2006
Orbital concession	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(823)	(117)

	$43,125	$43,831

     For the period from January 1 to June 30, 2007, amortization expense was $0.7 million.
6. Other Intangible Assets

	Weighted Average
	Remaining
	Amortization Period		Accumulated
	(Years)	Gross Amount	Amortization	Net Amount
Internally developed software and technology(2)	4	$270	$40	$230
Landing rights(1)	3	60	24	36
Customer relationships(1)	7	2,128	177	1,951
Contracts backlog(1)	8	67,992	10,170	57,822

Total		$70,450	$10,411	$60,039

     For the period from January 1 to June 30, 2007, amortization expenses were $7.2 million.
     The valuation methods used were income (1) and cost (2) approach.
     Annual pre-tax amortization expense for intangible assets for the full five years ended December 31 is estimated to be as follows:

2007 six months	$7,163
2008	25,337
2009	13,622
2010	5,821
2011	3,035
Thereafter	5,098

$60.076

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
7. Accounts Payable and Accrued Expenses

	June 30, 2007	December 31, 2006
Deposits and customer advances	$2,977	$3,129
Accounts payable to suppliers	500	1,744
Alterna TV provisions	930	1,167
Capital expenditures payable	4,514	1,095
Taxes payable	2,020	1,071
Equipment suppliers	704	900
Performance and sale bonuses	266	630
Professional fees	3	624
Sundry creditors	430	481
Other provisions	1,589	407

	$13,933	$11,248

8. Debt Obligations
     On November 30, 2006, in accordance with the Reorganization Plan, the FRNs and HYBs were extinguished and Satmex issued new bonds named FPSSN and SPSSN, which present the following amounts, rates and periods:

June 30, 2007
(Long Term)

FPSSN at variable rate using LIBOR + 8.75% (approximately 14.114% at June 30, 2007), due in 2011	$238,237
SPSSN at annual fixed rate of 10.125%, due in 2013	140,000
SPSSN at annual fixed rate of 10.125%, due in 2013, interest capitalization	7,257

$385,494

     The FPSSNs and SPSSNs are secured with a lien on substantially all of Satmex’s assets, through the first and second priority collateral trust agreements, which have the character of unconditional and irrevocable guarantees, as well as on Satmex’s restricted subsidiaries’ shares (Enlaces and New Services Companies shares).
     In exchange for cancellation of the old debt, at the Effective Date the FRN holders received new bonds issued by Satmex, named FPSSN, whose main characteristics are as follows:
•	Due date: November 30, 2011.

•	Interest monthly or quarterly coupon at annual London Interbank Offer Rate (“LIBOR”) plus 875 basis points.

•	Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third year, respectively. From the fourth year on, all payments will be at the stated interest rate.

•	Holders may request the Company to make prepayments of principal whenever the Company’s cash balance exceeds $5 million.

•	In the event of any change in the share control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•	Principal and interest are secured with the assets of Satmex, supported with a guarantee contract legally valid and linked in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces and the New Services Companies.
     As an exchange and cancellation of the old debt, in the Effective Date, the HYB holders received new bonds issued by Satmex, named SPSSN, whose main characteristics are as follows:
•	Due date: November 30, 2013.

•	Interest: at the annual rate of 10.125%.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
•	In the first year, the interest at the annual 10.125% rate will be capitalized; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will be reinvested; and beginning in the sixth year, total interest will be paid in cash until the FPSSN have been paid in full.

•	Holders may request prepayments of principal, once the FPSSN have been fully paid, and there is available cash in excess of $5 million.

•	In the event of a change in the share control of Satmex other than that of a buyer approved under the Restructuring Agreement, and unless approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the debentures at 100% of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•	Principal and interest are guaranteed with the assets of Satmex in second place and precedence stage substantially over all the Satmex assets, supported with a guarantee contract legally valid and linked in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces and the New Service Companies securities that are subject to the bankruptcy protection condition of the FPSSN.
     The emission act related with the new debt obligations issued by Satmex establish to do and not to do commitments, common for this type of transactions. As part of those commitments Satmex assumed to provide periodic information to the bondholders, through the fiduciary agents HSBC Bank, N. A. and Wells Fargo Bank, N. A. (First Priority Indenture Trustee and Second Priority Indenture Trustee, respectively).
     As a result from the important changes in the financial restructure implementation of Satmex at the end of 2006, such as Enlaces incorporation as subsidiary, the total assets and liabilities valuation at fair value, the accounting figures translation to US dollars, among others; Satmex has suffered an unexpected delay in the consolidated financial information preparation, which has been not reported to the HSBC Bank, N. A. as a First Priority Indenture Trustee.
     Due to the delay in the information delivery, the FPSSN holders or its trustee may declare overdue the debt obligations and require immediate payment, since such circumstance is a default according to the commitment established in the SPSSN indenture, and at the same time, is an event of default under the FPSSN indenture. In reference to the SPSSN agreement, the delay does not constitute by itself a default event since Satmex does have to receive a written notification from its creditors notifying the no compliance. After notification Satmex has 30 days to cure such noncompliance.
     Satmex has kept informed the trustee about the delays in the delivery of the consolidated financial information and the actions Satmex is taking to comply with such commitment, at the date of this report Satmex has not received any type of notification requiring the payment of the credit represented by the FPSSN or notifying the failure in the case of the SPSSN. Satmex consider low probabilities to receive a notification to demand the payment of the credit represented by the SPSSN.
9. Related Party Transactions
     a. Related party transactions performed in the normal course of operations for the period January 1 to June 30, 2007 were as follows:

Revenues from:
Satellite services
Mexican government sector	$1,416
Satellite capacity to Mexican government	1,172
Recovery of guarantee deposits — Loral	250
Expenses from:
Rent of control centers — Mexican government	221

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
     b. Related party receivable and payable balances are as follows:

	June 30, 2007	December 31, 2006
Amounts receivable, net:
Loral Skynet	$192	$99
Mexican government sector	195	318
Globalstar	557	213

	$944	$630

Amounts payable:
Service Companies	$1,059	$1,342
Loral SpaceCom Corporation	15	15
Servicios	—	10
Servicios Corporativos Alcance, S. A. de C. V	—	69
Principia	—	3
Globalstar	147	—

	$1,221	$1,439

10. Income and Asset Taxes
     a. In accordance with Mexican tax law, Satmex is subject to income tax (ISR) and asset tax (IMPAC). Satmex is subject to IMPAC, which is similar to an alternative minimal tax. IMPAC is calculated by applying 1.8% in the net average in the majority of restated assets less certain liabilities and is payable only payable to the extent that exceeds ISR payable to the same year.
     b. The IMPAC tax rate for 2006 was 1.8% and it is calculated individually by Company which it is applicable. It’s only paid by the amount that exceeds the ISR of the year.
     c. In accordance with the principal amendments to the IMPAC law on January 1st, 2007, the IMPAC tax rate was reduced from 1.8% to 1.25% and a new methodology for its calculation, which is applicable to the total asset value without allowing the reduction of financial debt, was established. Satmex and Enlaces filed a write of relief to challenge the amendment of IMPAC law.
     d. At June 30, 2007 and December 31, 2006 Satmex has tax loss carry forwards, which are available to offset future taxable income, as noted below. Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carry forwards, Satmex has established a valuation allowance of $195.2 million and $186.6 million as of June 30, 2007 and December 31, 2006, respectively, against the deferred tax assets.

Expiration Date	Amount
2008	$93,280
2010	142,977
2012	65,712
2013	77,128
2014	29,582
2015	2,806
2016	212,131

$623,616

11. Contingencies and Commitments
Satellite Matters
     a. At the Effective Date, the Board of Directors decided to not renew the in-orbit insurance for Solidaridad 2 primarily because the satellite’s life ends in 2008. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.
     b. In June 2006, Satmex contracted in-orbit insurance for the Satmex 6, which expires in May 2007, and provides coverage for $285 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to cease the insurance coverage. The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
     On May 27, 2007, Satmex renewed the in-orbit-insurance policy for Satmex 6 satellite, which expires on May 27, 2008, and provides coverage for $288 million for total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity.
     c. In December 2006, Satmex renewed the in-orbit insurance for the Satmex 5 satellite, which expires in December 2007, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to cease the insurance coverage.
     The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. Its also have another exclusion related to the anomaly from the channel 1C.
     The insurance policy terms and conditions are according to actual industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position.
     d. On November 2003, Satmex 5 experienced anomalies in the XIPS. These anomalies occurred during normal orbital control procedures and did not affect customer service. Even though the anomalous behavior continues, as of February 2004, the operation of secondary XIPS was restored. The redundancy provided by primary XIPS is not available.
     Since June 2005, the primary XIPS has been used as the operating propulsion system because the secondary XIPS ceased providing the required inclination control. Use of the primary XIPS will produce adverse effects such as contamination on the solar arrays and it will require bipropellant gas supplementary consumptions. Tests suggested by the manufacturer have been performed on the secondary XIPS; however the results indicate that the secondary XIPS is no longer available. Nevertheless the final diagnostic is still pending.
     If Satmex 5 experiences a total failure of its XIPS, the remaining useful life with bipropellant gas would be 3.33 years at the date of these financial statements.
Regulatory Matters
     e. The satellite concessions granted by the Mexican government, establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned approximately amount 362.88 MHz.
     f. Satmex pays rights of usage for the facilities where control centers are located. Accordingly with the concession titles, it should pay rights during the concession period for an equivalent of 7.5% of the facilities value determined by experts and updated periodically. Future expenses are expected to be $2,210 for the five year period from 2007 to 2011.
Other Matters
     g. Satmex received a definitive adverse judgment claim by a supplier for the payment of certain expenses. Such judgment requires the payment of unquantified expenses incurred by the defendant; however, Satmex management considers it will not have a significant effect on its financial position or results of operations.
     h. Additional taxes payable could arise in transactions with related parties if the tax authority, during a review, believes that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.
     i. Satmex leases the building where are located its administrative offices. According with the leasing contract it establishes a mandatory period of three years starting in June 2005 and concluding in May 2008. Rental expense for the period from January 1 to June 30 was $124 under this new lease as well as the previous lease. The minimum future payments, until the end of the contract, amount to $228.
     j. Satmex and Enlaces filed a write of relief to challenge the amendment of IMPAC law.
     k. Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of June 30, 2007, are as follows:

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)

Expiration Date	Amount
2007 six months	$37,410
2008	51,098
2009	25,297
2010	11,035
2011	8,512
Thereafter	10,331

$143,683

     l. The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof. While we are the only user of the building that houses the Primary Control Center, Satmex is required to share the water facilities of this site with the users of the rest of the buildings in the complex.
*****************

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Results of Operations for the Three Months period ended March 31, 2007 compared to March 31, 2006.
Revenue
     Revenue for the first quarter of 2007 was $22.6 million as compared to $17.3 million for the first quarter of 2006.
     Revenue for the first quarter of 2007 increased $5.3 million represented by $3.2 million of a net increase in fixed satellite services (FSS) integrated by new contracts of $1.2 million, increase in non-renewal contracts in an aggregate amount of $2.6 million, which were partially offset by contract cancellation of $0.6 million; a net increase in Alterna TV revenue of $0.1 million (Alterna TV revenues were $1.7 million in 2007, compared to $1.6 million in 2006) and $2.0 million for broadband satellite services provided by Enlaces Integra, S de R.L. de C.V. (Enlaces) a 75% owned subsidiary acquired on November 30, 2006.
Operating Expenses
     Operating expenses increased to $24.6 million in the first quarter of 2007 (109% in comparison to revenues), from $18.8 million in 2006 (109% in comparison to revenues), for the reasons described below:
Satellite Operations
     Satellite operating cost is integrated by FSS, Alterna TV and broadband satellite services, which consists primarily of annual renewals of the satellite insurance, the related personnel costs and orbital incentive provision, amounting to $6.1 million in the first quarter of 2007 as compared to $2.6 million in 2006. The increase of $3.5 million is primarily due to a net increase of $1.2 in the cost of satellite insurance due to commencement of operations by Satmex 6 in July 2006, the corresponding cost of the new operations of broadband satellite cost of $0.4 million, the $1.7 million in orbital incentive provision to the contractor of the satellite Sol 2 and the net increase of $0.2 million in other operating cost.
Selling and Administrative Expenses
     Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees (legal, tax and auditing fees) and allowance for doubtful accounts, they were $5.8 million in the first quarter of 2007 as compared to $4.3 million in 2006. The effect is primarily due to an increase of $1.0 million in salaries and employee compensations basically represented by payments to former executives as a part of their insurance packages since their departure in January 2007, increase of $0.4 million of company’s selling process, increase of $0.7 million of fees and an increase of $0.1 million of insurance employees. These increases were largely offset by a decrease of $0.4 million in Satmex 6 expenses (storage and transportation to launching position), a decrease of $0.2 million in allowance for doubtful accounts and net decrease of $0.1 for other expenses.
Depreciation and Amortization
     Depreciation and amortization expenses were $12.7 million in the first quarter of 2007 and $11.9 million in 2006. The depreciation effect was an increase of $3.6 million due to the depreciation of Satmex 6, which entered commercial service in July 2006, offseted by a decrease of $3.6 million effect as a consequence of the adjustment of the value of the satellites for the recognition of the “fresh-start accounting” in November 30, 2006. Related to the Amortization expense, our concessions and intangible assets were $4.0 million in the first quarter of 2007 and $3.2 million in 2006. The net increase of $0.8 million is due to the effect in the amortization of $3.6 million derived from the contract back-log and public telecommunication network, asset accounted from the recognition of the “fresh-start accounting” in November 30, 2006, partially offseted by a decrease of $2.8 million resulting from the adjustment of the value of the concessions also from the recognition of the fresh-start accounting.
     The net increase in depreciation and amortization in the first quarter of 2007 is because of the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start accounting”.
Operating Loss
     Our operating loss for the first quarter of 2007 was almost the same like 2006.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Reorganization Expenses
     Legal, finance and advisory fees for the first quarter of 2006 was $1.8 million. The decrease is derived since all the company reorganization ended in November 30, 2006.
Interest Financing Cost
     Total interest cost for the first quarter of 2007 was $12.7 million, compared to $5.1 million in 2006. Our interest cost increased by $7.6 million as a result of the restructuring of the debt in November 30, 2006. Interest cost in 2007 includes interest of our new First and Second Priority Senior Secured Notes and in 2006 only the interest of the old and now cancelled Floating Rate Notes. As a result of the concurso mercantil, the interest on the Fixed Rate Notes, no longer accrue beginning September 7, 2005.
Net Foreign Exchange Gain/Loss
     We recorded a foreign exchange loss in the first quarter of 2007 of $0.2 million as compared a $4.4 million foreign exchange gain in 2006. Foreign exchange loss and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate. In particular beginning September 7, 2005 the previous Fixed Rate Notes (cancelled in November 30, 2006), in accordance with the Mexican LCM, were converted into UDIs, which resulted in $4.3 million of an additional exchange gain in 2006.
Deferred Income Tax
     For the deferred income tax as of March 31, 2007, Satmex applied the different income tax rated applicable according to the estimated date of reversal. For the first quarter 2007, we recorded a deferred income tax benefit of $0.3 million on a loss before income taxes of $14.4 million, yielding a negative effective rate of 2.1%, and for 2006 we recorded $3.7 million on a loss before income taxes of $3.3 million yielding a negative effective rate of 112.1%. The change from 2007 to 2006 is primarily due to the rate effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncorrect assets, because of the application of the criteria of the “fresh-start accounting” and the tax effect of inflation, partially compensated by the valuation allowance effect.
Preferred Stock Dividend Requirement
     Preferred stock dividend of $0.4 million in the first quarter of 2006 was based on the value assigned to the 606,730 shares of preferred stock issued in March 1999, and due to the restructuring agreement signed in November 30, 2006, the commitment was extinguished.
Net Loss Applicable to Common Shareholders
     Due to the factors discussed above, the net loss applicable to common shareholders for the first quarter of 2007 was $14.1 million.
Results of Operations for the First Six Months period ended June 30, 2007 compared to June 30, 2006.
Revenue
     Revenue for the first six months of 2007 was $49.1 million as compared to $34.3 million for the first six months of 2006.
     Revenue for the first six months of 2007 increased $14.8 million represented by $7.5 million of a net increase in fixed satellite services (FSS) integrated by new contracts of $3.4 million, increase in non-renewal contracts in an aggregate amount of $5.0 million, which were partially offset by contract cancellation of $0.9 million; a net increase in Alterna TV revenue of $0.2 million (Alterna TV revenues were $3.4 million in 2007, compared to $3.2 million in 2006) and $7.1 million for broadband satellite services provided by Enlaces Integra, S de R.L. de C.V. (Enlaces) a 75% owned subsidiary acquired on November 30, 2006.
     Operating Expenses
     Operating expenses increased to $50.8 million in the first six months of 2007 (103% in comparison to revenues), from $38.3 million in 2006 (112% in comparison to revenues), for the reasons described below:

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Satellite Operations
     Satellite operating cost is integrated by FSS, Alterna TV and broadband satellite services, which consists primarily of annual renewals of the satellite insurance, the related personnel costs and orbital incentive provision, amounting to $13.4 million in the first quarter of 2007 as compared to $6.0 million in 2006. The increase is primarily due to a net increase of $1.3 million in the cost of satellite insurance due to commencement of operations by Satmex 6 in July 2006, the corresponding cost of the new operations of broadband satellite cost of $2.2 million, an increase of $3.4 million in orbital incentive provision to the contractor of the satellite Sol 2 and the net increase of $0.5 million in other operating costs.
Selling and Administrative Expenses
     Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees (legal, tax and auditing fees) and allowance for doubtful accounts they were $10.6 million in the first six months of 2007 as compared to $8.5 million in 2006. The effect is primarily due to an increase of $1.5 million in salaries and employee compensations, basically represented by payments to former executives as a part of their insurance packages since their departure in January 2007, increase of $1.3 million of company’s selling process, increase of $0.8 million of fees . These increases were largely offset by a decrease of $0.6 million in allowance for doubtful accounts, a decrease of $0.4 million in Satmex 6 expenses (storage and transportation to launching position) and the decrease of $0.5 million in non-deductible items, communications and advertising.
Depreciation and Amortization
     Depreciation expense was $26.8 million in the first six months of 2007 and $23.9 million in 2006. This increase reflects the depreciation of Satmex 6, which entered commercial service in July 2006, of $7.3 million. A net decrease of $5.8 million was accounted as a consequence of the adjustment of the value of the satellites for the recognition of the “fresh-start accounting” in November 30, 2006. Amortization expenses relating to our concessions and intangible assets were $7.9 million in the first six months of 2007 and $6.5 million in 2006. The net increase of $ 1.5 million reflects the increase in the amortization of $7.2 million of the contract back-log and public telecommunications network, asset accounted for the recognition of the “fresh-start accounting” in November 30, 2006, partially offset by a decrease of $5.8 million resulting from the adjustment of the value of the concessions also for the recognition of the fresh-start accounting.
     The net increase in depreciation and amortization in the first six months of 2007 is because of the recognition of the new lower value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start accounting”.
Operating Loss
     Our operating loss for the first six months of 2007 was $1.7 million and $4.1 million 2006.
Reorganization Expenses
     Legal, finance and advisory fees for the six months of 2006 was $7.4 million. The decrease is derived since all the company reorganization which ended in November 30, 2006.
Interest Financing Cost
     Total interest cost for the first six months of 2007 was $25.6 million, as compared to $10.2 million in 2006. Our interest cost increased by $15.4 million as a result of the restructuring of the debt in November 30, 2006. Interest cost in 2007 includes interest on our new First Priority Senior Secured Notes and Second Priority Senior Secured Notes and in 2006 only the interest of the old and now cancelled Floating Rate Notes. As a result of the concurso mercantil, the interest on the Fixed Rate Notes, no longer accrue beginning September 7, 2005.
Net Foreign Exchange Gain/Loss
     We recorded a foreign exchange loss in the first six months of 2007 of $.04 as compared a $21.3 million foreign exchange gain in 2006. Foreign exchange loss and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate. In particular beginning September 7, 2005 the previous Fixed Rate Notes (cancelled in November 30, 2006), in accordance with the Mexican LCM, were converted into UDIs, which resulted in $21.1 million of an additional exchange gain in 2006.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Deferred Income Tax Expense
     For the deferred income at June 30, 2007, Satmex applied the different income tax rated applicable according to the estimated date of reversal. For the first six months 2007, we recorded a deferred income tax of $0.1 million on a loss before income taxes of $26.4 million, yielding an effective rate of 0.4%, and for 2006 we recorded a deferred income tax benefit of $5.3 million on an income before income taxes of $1.2 million yielding an effective rate of 457.8%. The change from 2007 to 2006 is primarily due to the rate effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncorrect assets, because of the application of the criteria of the “fresh-start accounting” and the tax effect of inflation, partially compensated by the valuation allowance effect.
Other Matters
Preferred Stock Dividend Requirement
     Preferred stock dividend of $0.8 million in the first six months of 2006 was based on the value assigned to the 606,730 shares of preferred stock issued in March 1999, and due to the restructuring agreement signed in November 30, 2006, the commitment was extinguished.
Net Loss Applicable to Common Shareholders
     Due to the factors discussed above, the net loss applicable to common shareholders for the first six months of 2007 was $26.9 million.
Liquidity and Capital Resources
     At June 30, 2007, we had total debt of $385.5 million. This amount represents the new emission of First Priority Senior Secured Notes and Second Priority Senior Secured Notes issued in accordance with the Plan of Reorganization.
Sources and Uses of Cash
     Net cash provided by operating activities for the six months period ended June 30, 2007 of $2.9 million considered primarily of an increase of $7.3 million arising from the capitalization of interest of de Second Priority Senior Secured Notes, increase in interest payable of $2.7 million, by $0.8 million of losses before non-cash items and other items amounting to $0.9 million.
     Net cash used by investing activities for the six months period ended June 30, 2007 was $0.5 million. Capital expenditures for six months period ended June 30, 2007 were $0.5 million. Substantially all capital expenditures are denominated in U.S. dollars.
     Our total cash balance as of June 30, 2007, was $26.9 million compared to $24.5 million on December 31, 2006.
     The company considers that its current sources of liquidity are sufficient to meet its operating requirements for 2007.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S.A. de C.V. (Registrant)
Date:	August 15, 2007
		By:	/S/ Raúl Cisneros
(Signature)
		Name:	Raúl Cisneros Matusita
		Title:	Chief Executive Officer